December 19, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re:	CCHBC AG
Amendment No. 1 to Registration Statement on Form F-4
Filed December 4, 2012
File No. 333-184685

Dear Mr. Reynolds:

This letter responds to the letter, dated December 14, 2012, to Coca-Cola HBC AG (“CCHBC”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced amendment to the registration statement (the “Registration Statement”) on Form F-4 filed with the Commission on December 4, 2012 (the “Form F-4”).  As discussed with the Staff before filing, Amendment No. 2 to the Form F-4 was filed as of December 17, 2012, essentially to provide additional exhibits and corresponding disclosure for review by the Staff.  Comments of the Staff below have been addressed in Amendment No. 3 filed as of the date hereof (the “Amended Form F-4”).  CCHBC acknowledges the limited nature of the Staff’s review.  For your convenience, CCHBC has reproduced each of the Staff’s comments below and provided its responses following each comment.  Terms used in CCHBC’s responses that are defined in the Form F-4 have the meanings assigned to such terms in the Form F-4 (unless otherwise defined herein).

General

1.                                      Refer to comment 1 in our letter dated November 28, 2012 and your response by letter dated December 4, 2012. As indicated in conversations with your counsel, we believe that Kar-Tess Holdings must be included as a bidder on the Schedule TO that will be filed in connection with this exchange offer. We note in particular that Kar-Tess incorporated the registrant CCHBC, that it is guaranteeing funds necessary to complete the offer, that it individually designates four directors on Hellenic’s board who will also be directors of CCHBC and jointly designates an additional six designees with the Coca- Cola Company, and that it caused CCHBC to enter into tender agreements with Coca- Cola and other shareholders with respect to the exchange offer. As discussed with your counsel, this will impact the analysis of U.S. ownership for purposes of the cross-border exemptions in Regulation 14D. In addition, each bidder on the Schedule TO must individually satisfy the disclosure, dissemination and timing requirements of that Schedule. In the case of this exchange offer, the prospectus should be revised to include the applicable information as to Kar-Tess individually, to the extent it has not already been provided pursuant to General Instruction C to Schedule TO.

Response:

In response to the Staff’s comments, each of CCHBC and Kar-Tess Holding will be designated as bidder on the Schedule TO filed in connection with the exchange offer.  Each of them will satisfy the disclosure, dissemination and timing requirements of that Schedule.  CCHBC respectfully notes that disclosure relating to Kar-Tess Holding has been included in the offer to exchange/prospectus on pages 200 to 206.

In addition, CCHBC has been advised that in accordance with Instruction 1 to Item 10 of Schedule TO Kar-Tess Holding does not intend to provide financial statements as its financial condition is not material to holders of Coca-Cola Hellenic Shares and Coca-Cola ADSs whether to tender in the exchange offer: (i) the consideration offered in the exchange offer consists solely of Coca-Cola HBC Shares and Coca-Cola HBC ADSs, (ii) the temporary credit support provided by Kar-Tess Holding for the payment of certain offer-related and operating expenses terminates automatically upon settlement of the exchange offer, (iii) Kar-Tess Holding does not provide any credit support in relation to the payment of the cash consideration in the Greek statutory buy-out and the Greek statutory sell-out and (iv) Kar-Tess Holding’s credit is only relevant to certain counterparties of CCHBC (including Credit Suisse affiliates and the banks that have arranged the Statutory Buy-Out Facility) should the exchange offer not be successful.

2.                                      See our comment above. Revise the facing page of the registration statement if you are no longer able to rely on the cross-border exemptions set forth in Rule 14d-1(d).

Response:

In response to the Staff’s comment, CCHBC has revised the facing page of the Registration Statement.

3.                                      Refer to comment 3 in our letter dated November 28, 2012. We are continuing to consider your response, including the lack of information about the default consideration to be provided in the statutory buy-out because of the uncertainty about when or if you may receive guidance from the HCMC on this issue. We also note that we are continuing to consider the relevant date for judging “equivalency” of the cash and share consideration in the exchange offer. Because the cash election feature will not be available at the commencement of the exchange offer nor will it be available at all during the initial offering period, we are continuing to consider your assertion that equivalency should be judged as of the commencement of the offer, rather than at the time the cash election feature arises (during the subsequent offering period).

Response:

In response to the Staff’s comment, CCHBC has included in Amendment No. 2 to the Form F-4 a statement that it expects that the default consideration in the Greek statutory buy-out will be Coca-Cola HBC Shares rather than cash.  This is based on guidance from the staff of the Hellenic Capital Markets Commission (the “HCMC”). In addition, CCHBC intends to seek confirmation from the Staff that it will not recommend enforcement action under Rule 13e-3 under the Exchange Act in connection with the exchange offer, the Greek statutory sell-out and the Greek statutory buy-out.

4.                                      Refer to comment 4 in our letter dated November 28, 2012. We have reviewed your response, as supplemented by calls with your counsel. We continue to have questions regarding your compliance with the lock up position as expressed in C&DI 139.30. Please update your response to reflect the information provided supplementally with respect to your plans for the shares to be issued pursuant to the lock ups.

Response:

The only shareholders in the United States who have provided Tender Commitments are (i) The Coca-Cola Company, which indirectly owns an aggregate of approximately 23.4% of the outstanding and issued Coca-Cola Hellenic Shares and (ii) four long-term Coca-Cola Hellenic shareholders owning an aggregate of approximately 1.2% of the outstanding and issued Coca-Cola Hellenic Shares, which CCHBC believes are investment vehicles associated with certain descendants of the founding families of Coca-Cola Hellenic.  No other shareholders in the United States were solicited to provide Tender Commitments.  Outside the United States, 13 shareholders provided Tender Commitments.  In the very narrow and specific circumstances of this transaction, in light of (a) the limited number of Coca-Cola Hellenic shareholders in the United States who were approached for and provided Tender Commitments and (b), in particular, the nature of the exchange offer as a relisting and redomiciliation transaction rather than a business combination, CCHBC believes that the main policy of the Securities Act to make available the benefits of registration with the U.S. Securities and Exchange Commission in connection with offerings of securities are met through registration under the Form F-4 of the Coca-Cola HBC Shares offered to such shareholders in the United States, even if they are not all greater than 5% shareholders or directors, executive officers, affiliates, founders or family members, as contemplated by C&DI 139.30.  Accordingly, CCHBC has registered those Coca-Cola HBC Shares under the Form F-4.  CCHBC notes that the other conditions of C&DI 139.30 that the shares subject to all Tender Commitments do not represent in the aggregate 100% of the outstanding Coca-Cola Hellenic Shares, that the exchange offer is open to all holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs and that all holders participating in the exchange offer are offered the same consideration, are in each case met.

Questions and Answers about the Exchange Offer, page 1

5.                                      Refer to comment 9 in our letter dated November 28, 2012 and your response, including the revised disclosure on pages 87-90 of the amended prospectus. Some of the mechanical issues raised in prior comment 9 would appear to be material enough to include in this section or the Summary at the forepart of the prospectus. As an example only, the fact that the statutory sell-out may be terminated before the three-month period of the statutory buy-out is completed should be disclosed earlier in the prospectus.

Response:

In response to the Staff’s comment, CCHBC has revised page 3 of the Registration Statement to provide additional information with respect to the Greek statutory buy-out and Greek statutory sell-out.

6.                                      Refer again to comment 9 in our letter dated November 28, 2012 and your response. As to the statutory buy-out, explain that unless you receive different guidance from the HCMC, shareholders who do not make an election will receive CCHBC shares in the buy-out.

Response:

In response to the Staff’s comment, and based on guidance received from the HCMC, CCHBC has revised pages 4 and 5 of the Registration Statement specifying that the default consideration in the Greek statutory buy-out is expected to be share consideration.

7.                                      Disclose in the Q&A section that Hellenic shareholders remaining after the exchange offer will not incur brokers’ fees in the statutory buy-out but would incur such fees if they elect to participate in the sell-out.

Response:

In response to the Staff’s comment, CCHBC has revised page 4 of the Registration Statement regarding certain fees in connection with the Greek statutory buy-out and Greek statutory sell-out.

Conditions to the Exchange Offer, page 96

8.                                      Refer to comment 22 in our letter dated November 28, 2012. We reissue this comment. All offer conditions must be described in sufficient detail and context, such that Hellenic shareholders know what events or occurrences (or non-occurrences) will permit the offeror to terminate the exchange offer. If this is an offer condition, it should be described in this section with all other offer conditions, with an explanation regarding the fact that it may be asserted only with prior approval of the Greek authorities.

Response:

In response to the Staff’s comment, CCHBC has revised pages 5 and 96 of the Registration Statement to disclose that the exercise of the revocation right under the Greek tender offer rules requires the prior approval of the HCMC and that its scope has not yet been clearly delineated under the Greek tender offer rules. To the knowledge of CCHBC, this revocation right has not been invoked to date in connection with any tender offer. CCHBC has further stated that it does not intend to assert the revocation right with respect to the exchange offer unless, prior to the expiration of the acceptance period, there is a material adverse change in circumstances that would be reasonably expected to deprive CCHBC, Coca-Cola Hellenic or the holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs of material expected benefits of the exchange offer.

9.                                      As you know, we have had discussions with your counsel concerning the LSE listing condition, and specifically, the part of your exemptive and no-action letter which requests relief with respect to the timing of the satisfaction of that condition. We may have further comments on the part of this section dealing with the listing condition, as we consider that condition in the contest of your relief request.

Response:

CCHBC respectfully acknowledges the comments of the Staff and looks forward to further discussing this matter with the Staff.

Material Tax Considerations, page 114

10.                               We note your response to comment 13 in our letter dated November 28, 2012 and reissue with additional guidance.  The opinions included in your filing should set forth a firm conclusion of the material tax consequences to investors. Please revise this section and the summary on page 25 to use the term ‘will’ instead of ‘should’ when expressing opinions on the tax consequences.  For guidance, see Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011) - Legality and Tax Opinions in Registered Offerings, Section III(C)(4), which is available on our website.

Response:

In response to the Staff’s comment, CCHBC has revised pages 27 and 127 to 130 of the Registration Statement.

Exhibits

11.                               We note the consents included as exhibit 8.1 and 8.2 are undated and unsigned.  Please advise us when you anticipate filing signed and dated consents.

Response:

In response to the Staff’s comment, CCHBC has filed signed and dated consents as exhibits 8.1 and 8.2 with this Registration Statement.

Signatures

12.                               We note your response to comment 30 in our letter dated November 28, 2012 and reissue.  For purposes of U.S. federal securities laws, your Form F-4 must include the signature of your principal executive officer, principal financial officer, and principal accounting officer.  Please revise.

Response:

In response to the Staff’s comment, CCHBC has revised the signature block to reflect that director Mr. Robert Ryan Rudolph has been appointed as the principal executive officer, principal financial officer, and principal accounting officer of CCHBC for so long as he remains a director, or until otherwise determined by the board of directors of CCHBC.

* * * *

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

/s/ Spyros Mello
Spyros Mello
Chief Compliance Officer
and Deputy General Counsel